

April 19, 2021

SSR MINING ANNOUNCES NORMAL COURSE ISSUER BID

DENVER, CO – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) ("SSR Mining" or the "Company") today announced that it has received acceptance from the Toronto Stock Exchange ("TSX"), to initiate a Normal Course Issuer Bid (the "NCIB") permitting SSR Mining to purchase for cancellation up to 10,000,000 common shares of the Company ("Common Shares"), representing 4.5% of SSR Mining's total issued and outstanding Common Shares. As of April 9, 2021, SSR Mining had 220,193,975 issued and outstanding Common Shares.

SSR Mining believes that the market price of its Common Shares does not always reflect its underlying fundamental value and future growth prospects. SSR Mining's purchase of its Common Shares under the NCIB will supplement the existing base dividend and is part of its previously announced capital allocation framework for returning excess cash to shareholders.

SSR Mining may purchase Common Shares under the NCIB over the next twelve-month period beginning April 21, 2021 and ending April 20, 2022. Any purchases made under the NCIB will be effected through the facilities of the TSX, NASDAQ and/or alternative Canadian and United States trading systems. Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX and will be made at market price at the time of purchase. Under the NCIB, other than purchases made under block purchase exemptions, the Company may purchase up to 144,221 Common Shares on the TSX during any trading day, which represents approximately 25% of 576,887 Common Shares, such number being the average daily trading volume on the TSX for the most recently completed six calendar months prior to the TSX's acceptance of the notice of the NCIB.

In connection with the NCIB, the Company has entered into an automatic share purchase plan with a designated broker (the "ASPP"). The ASPP is intended to allow for the purchase of Common Shares under the NCIB at times when it would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackout periods. The ASPP is also intended to meet the requirements of a Rule 10b5-1 trading plan under the U.S. Securities Exchange Act of 1934, and transactions under the ASPP will be conducted in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (888) 338-0046 or +1 (604) 689-3846

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Cautionary Note Regarding Forward-Looking Statements

This news release includes certain statements that constitute forward-looking information within the meaning of applicable securities laws, including statements related to the Company's NCIB and ASPP ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that SSR Mining expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", is "expected", "anticipates", "plans" or "is planned", "trends", "estimates", "intends" or "potential" or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.

SSR Mining cautions readers not to place undue reliance on the forward-looking statements in the information and content on this news release as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the forward-looking statements. These factors include, but are not limited to: changes in the Company's cash position and its ability to repurchase shares, changes in the financial markets, changes in applicable laws and governmental regulations, fluctuations in the price of gold, fluctuations in relative currency values, risks related to obtaining and maintaining necessary permits and the unpredictability of and fluctuation in the trading price of the Company's common shares.

Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company's latest Annual Information Form and MD&A, each under the heading "Risk Factors", available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

All references to "$" in this press release are to U.S. dollars unless otherwise stated.